January 5, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Kevin Woody, Branch Chief

Jennifer Monick, Senior Staff Accountant

Division of Corporation Finance

RE:

Inland Western Retail Real Estate Trust, Inc. File No. 000-51199

Form 10-K for the fiscal year ended December 31, 2009 (filed February 26, 2010)

Form 10-Q for the quarterly period ended June 30, 2010 (filed August 11, 2010)

Dear Mr. Woody and Ms. Monick:

This letter is in response to your letter dated December 23, 2010 (the “December Letter”).  Capitalized terms used herein and not defined shall have the same meaning as defined in the December Letter and, if not defined therein, in our Annual Report on Form 10-K for the year ended December 31, 2009 or Form 10-Q for the quarterly period ended June 30, 2010.  For your convenience we have duplicated the text of each of your comments before our response.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

(15)

Litigation, page 26

1.

We note your response to our prior comment two.   To the extent you have a loss contingency that is at least reasonably possible and the loss or range of loss is not reasonably estimable, please confirm for us that you will provide the disclosures required by paragraphs 3 and 4 in ASC 450-20-50 in future filings.

To the extent we have a material loss contingency that is at least reasonably possible and the loss or range of loss is not reasonably estimable, we will provide the disclosures required by paragraphs 3 and 4 of ASC 450-20-50 in future filings.

Pursuant to paragraph 3 of ASC 450-20-50, we will disclose such loss contingency in future filings if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (a) an accrual is not made because the amount is not probable and reasonably estimable or (b) an exposure to loss exists in excess of the amount accrued because the amount accrued was the best estimate of loss within a range of loss.

Pursuant to paragraph 4 of ASC 450-20-50, any such disclosure will contain both the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to supplying our response to you directly via facsimile, the above comments and response have been filed on EDGAR.  We believe our response to this letter fully addresses your concerns as articulated in your letter of December 23, 2010.  If I can be of any further assistance, please feel free to contact me directly at 630.645.7241.

Sincerely,

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes

Steven P. Grimes

Chief Executive Officer, President

Chief Financial Officer and Treasurer

Copies:

Dennis K. Holland, General Counsel

James W. Kleifges, Chief Accounting Officer

Robert G. Hertel, Jr. DLA Piper US LLP